

P.E. 2/5/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



02013393

FORM 6-K

Report of Foreign Issuer

**Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

February 5, 2002

Oncolytics Biotech Inc.

Commission File No. 000-31062
(Translation of registrant's name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada, T2N 1X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____   Form 40-F   x _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes _____   No   X _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A



Feb 02 #20

Exhibit Number

1.

Exhibit

News Release dated February 5, 2002

Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.

Dated February 5, 2002   By: _____

DOUGLAS BALL
Chief Financial Officer

Exhibit Index

Feb 02 #20



210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

For Immediate Release

Oncolytics Biotech Inc. Announces Issuance of
Fourth U.S. Patent Covering REOLYSIN® Technology

CALGARY, Alberta, February 5, 2002 -- Oncolytics Biotech Inc. (TSE: ONC, NASDAQ: ONCY) ('Oncolytics') has been granted U.S. Patent 6,344,195, entitled "Reovirus for the Treatment of Neoplasia," which covers the use of human, mammalian, and avian (bird) reoviruses as a treatment for ras-mediated neoplasms (cancers).

"We are pleased to have been granted our fourth U.S. patent covering this technology," stated Dr. Matt Coffey, Vice President of Product Development. "We have filed numerous other patent applications in the U.S. and on a worldwide basis. Oncolytics will pursue these patent applications and make additional filings in order to expand our patent portfolio for REOLYSIN®."

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of the human reovirus (REOLYSIN®) as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, *in vitro*, kill human cancer cells derived from many types of cancer including breast, prostate, pancreatic and brain tumours. Research has also yielded successful cancer treatment results in a number of animal models. Interim Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This press release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statement, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, the belief that the Ras pathway has broad potential in the treatment of many cancers, and the Company's ability to protect its products through patents on a worldwide basis, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	*For Canada:*	*For United States:*
Oncolytics Biotech Inc.	The Equicom Group Inc.	The Investor Relations Group
Dr. Matt Coffey	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	50 Pine Street, 6th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10005
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
www.oncolyticsbiotech.com	jlongo@equicomgroup.com	theproteam@aol.com